CARBIZ INC.	7115 16th Street E, Unit 105 Sarasota, FL 34243	941-952-9255	Fax 941-308-2718

VIA EDGAR

November 12, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561
Attention: Mr. Andrew Mew, Accounting Branch Chief

Re:	Carbiz, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2009, Filed April 24, 2009
Form 10-Q for the Quarterly Period Ended July 31, 2009, Filed September 10, 2009
File No. 000-52209

Dear Mr. Mew:

This letter and the related exhibit respond to the comments you provided by letter dated October 30, 2009 regarding Carbiz, Inc. (the “Company”). Please be advised that the Company has not filed amendments of the filings addressed in your letter. Rather, after discussion with the staff, the Company is providing its planned revisions to the pertinent sections of the filings as an exhibit to this letter. The planned revisions, where contemplated, correspond to each of the staff’s comment. It is our intention to amend our Form 10-K for the Fiscal Year Ended January 31, 2009 and our Form 10-Q for the Quarterly Period Ended July 31, 2009. We do not intend to amend our Form 10-Q for the Quarterly Period Ended April 30, 2009 as we feel that readers will be able to access the most current filing to review the additional disclosures and clarifications made in that amendment. In addition, we also will be filing our Form 10-Q for the Quarterly Period Ended October 31st, 2009 by December 15th, 2009, and it will also include our expanded disclosures.

Your comments are set forth below and each comment is followed by our response.

Form 10-K for the Fiscal Year Ended January 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies, Page 21

Comment No. 1:

We note your response and proposed revisions to our prior comment two. Please tell us how you determined the average balance of outstanding notes receivable of $20.5 million and $16.7 million for the years ended January 31, 2009 and 2008, respectively disclosed in Note 3. In this regard, for example, if the amount was determined net of allowances, it would appear the average balance of outstanding notes receivable for 2009 would be approximately $22.3 million.

Response to Comment No. 1:

We calculate our average outstanding notes receivable using the simple average of the current and prior year Gross Notes Receivable balances. The calculation is as follows:

	January 31,	January 31,	January 31,
	2009	2008	2007
Gross Notes Receivable Balance	$26,194,429	$32,785,730	$398,468

Current Year Balance	$26,194,429	$32,785,730
Prior Year Balance	$32,785,730	$398,468

Average Outstanding *	$29,490,080	$16,592,099
* - (Current Year + Prior Year) divided by 2

There was a mathematical error in our previous response and we will revise our Note 3 of our Form 10-K to include the above calculated figures.

Form 10-Q for the period ended July 31, 2009

Note 6. Stockholders’ Equity, page 16

Comment No. 2:

We note your response and proposed revisions to our prior comments 19 and 20. Please explain why warrants outstanding and exercisable at July 31, 2009 as reported in your Form 10-Q total 11,667,336 and your proposed disclosure reflects 63,312,164. Based on your reference to Note 6, it appears there was no change in the number of warrants classified as liabilities. Further, please provide your analysis with respect to each individual issuance determined to be properly classified within equity.

Response to Comment No. 2:

The original warrant schedule reported in the Form 10-Q at July 31, 2009 incorrectly footed to 11,667,336. The correct total should be 11,677,336. We will revise our disclosure to reflect the correct total.

The liability warrants previously disclosed within the Derivative Liabilities Table in Note 7 totaled 51,634,828. When we developed the new table in response to prior comments 19 and 20, we combined both tables into one with the combined warrant total of 63,312,194 which we believed was the intention of your prior comment. We will add an additional sentence to our revised disclosure to state, “As of July 31, 2009, of the 63,312,164 total warrants outstanding, 11,677,336 are classified as equity and 51,634,828 are classified as liabilities.”

The analysis for classification determination with respect to each individual warrant issuance is attached.

Note 3. Accounts Receivable, Notes Receivable and Net Investment in Direct Financing and Sales-Type Leases, Page 10

Comment No. 3

We note your response to our prior comment 26 however it is still not clear how the average effective interest rate is 16.24% based on your average financing costs divided by the average monthly balances to your credit facilities. As the effective interest rate is 21.94% on the DSC debt, please distinguish between your leasing and loan sources of financing. Further, please tell us if your residual values assumed correlate to your percentage recovery and the average interest implicit in your leases. Expand your disclosure if appropriate.

Response to Comment No. 3

Throughout the 2010 fiscal year, our funding for loans and leases have come from 3 main sources, Surge Capital (SWC), Dealers Services Corporation (DSC) and Wells Fargo Preferred Capital (WFPC). While we can calculate an effective interest rate on a lender by lender basis, it is difficult to make that calculation on our loan or lease lines because some funding packages touch more than one line. Our effective interest rate may be more properly described as a global rate. It includes all the outstanding debt that we use for funding our receivables and their associated costs (borrowing expenses). Other than normal interest charges, the DSC debt has significant additional fees that are considered borrowing expenses and the WFPC debt has additional amortized interest included as borrowing expenses. The SWC debt (now retired) and the DSC debt both have stated interest rates of 12% . The WFPC debt has a stated interest rate of 3.35% plus Libor. Since the SWC debt was retired at the end of February and the WFPC debt was newly incurred at the middle of June, their effect on the global effective interest rate at July 31, 2009 was minimal. We expect the lower interest rate on the WFPC debt to further reduce our global effective interest rate as more of our outstanding debt will be at that lower interest rate.

We have constructed a table to better explain our calculation.

	Stated	Average
	Interest
Lender	Rate	Debt Balance
SWC	12%	7,379,166.67
DSC	12%	15,576,453.52
WFPC	3.35% + Libor	3,533,333.33
Other	Various	137,500.00
		26,626,453.52

Borrowing Expenses (6 Months)		2,162,481.12

Annualized Borrowing Expenses		4,324,962.24

Global Effective Interest Rate		16.24%

The residual values for our lease units are based upon the expected value of the car at the lease’s end. Since we are new to the leasing industry, we do not have an adequate history regarding the correlation between residual value and percentage recovery. Our interest rates on leases vary between 19% and 29%. We make every effort to be conservative in our estimates and we review them constantly. If we see any significant deviation from our exceptions, we will make the necessary adjustments prospectively as a change in estimate.

We hope that this letter is responsive to your comments. If you have any questions regarding the information in this letter, please call me at (941) 952-9255.

Sincerely yours,

Stanton C. Heintz
Chief Financial Officer

Attachment

Copies to:

Philip C. Piser
Cherry, Bekaert and Holland
Tampa, Florida